Praxis Funds

1110 North Main Street

Goshen, IN 46528

Dear Praxis Funds:

This engagement letter #1 (this “EL”) dated as of April 8, 2025 (the “Effective Date”) and the attached Standard Terms of Business (the “Terms” and, together with any addenda, exhibits, additional ELs or Order Forms that may be attached hereto, collectively, this “Agreement”) set forth the terms and understanding between Adviser Compliance Associates, LLC doing business as ACA Group (“ACA”) and Praxis Funds (the “Trust” or “Client”) regarding Client’s engagement of ACA, specific to the Funds listed in Schedule A, as described herein.

Any capitalized term used but not defined herein shall have the same meaning ascribed to such term in the Terms. To the extent that this EL is inconsistent with or conflicts with any provision of the Terms, this EL shall amend and supersede such inconsistent or conflicting provisions.

A.       Services.

(1)	Business Management and Administration Services

ACA will serve as business manager and administrator to the Trust and will work with the Trust, other Trust officers, Trust agents and/or other service providers to perform and coordinate management and administration services either directly or through working with the Trust’s services providers as outlined in Schedule A. ACA is authorized at its own expense to contract with other service providers to perform any or all of the services outlined in Schedule A. ACA shall give the Trust the benefit of its best judgment, efforts and facilities in rendering such services. Subject to the direction and control of the Trust, ACA shall supervise the Trust’s business affairs not otherwise supervised by other agents of the Trust.

(2)	Officers

(a) Provision of Fund Officers. ACA agrees to make available to the Trust: (1) a person to serve as the Trust’s Chief Compliance Officer as provided in paragraph (a)(4) of Rule 38a-1; (2) a person to serve as the Trust’s Treasurer or Chief Financial Officer responsible for certifying the accuracy of financial reports through the assessment of financial controls; and (3) any other necessary officers, including but not limited to Secretary, Anti-Money Laundering Officer and others, subject to Board approval (each a “Fund Officer” and, collectively, “Fund Officers”. ACA shall provide appropriately qualified employees or agents of ACA (or its affiliates) who, in the exercise of their duties to the Trust, shall act in good faith and in the best interests of the Trust. ACA shall assume sole responsibility for compensating the Fund Officers directly. Fund Officers appointed by the Trust will assume the role and responsibility as intended under the Trust’s governing documents and will work in conjunction with all other Trust officers to serve in the best interest of the Trust.

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(b) Termination of Fund Officers. In the event a person is: (1) terminated as a Fund Officer by the Board in its sole discretion and for any reason, or (2) terminated as a ACA employee, ACA will employ reasonable good-faith efforts to promptly make another qualified person available to serve as a Fund Officer, who is acceptable to the Board.

(c) Compensation of Chief Compliance Officer. In accordance with the requirements of Rule 38a-1, ACA shall pay a level of total compensation directly to the Trust’s Chief Compliance Officer as is consistent with ACA’s compensation of employees having similar duties, similar seniority, and working at the same or similar geographical location. ACA shall not be obligated to pay any compensation to the Trust’s Chief Compliance Officer which exceeds that set forth in the previous sentence.

B.	Fees.

ACA shall invoice the Trust for the annual fee, in equal monthly installments, to be paid in arrears by the Company for services rendered under the agreement. If this agreement is terminated, the portion of the annual fee due for services rendered shall be pro-rated to the date of termination. Fee Schedule:

Business Management and Administrative Services	Non-Genesis Funds	Basis Points (“BPs”)
	Up to $500 million	7 BPs
	$500 million to $1 billion	5 BPs
	Above $1 billion	3 BPs
(subject to a minimum fee of $500,000)

Genesis Portfolios
	Up to $250 million	3 BPs
	$250 million to $500 million	2 BPs
	Above $500 million	1 BPs

Net with total annual basis point fee calculation, in equal monthly installments, credit for existing Fund Accounting and Financial Administration Services Fees with Ultimus Fund Solutions, LLC for the Non-Genesis Funds.

Out of pocket expenses

(a) Out-of-pocket expenses incurred in connection with ACA’s provision of the services to the Trust and in connection with services including but not limited to, travel costs for attending Board meetings, printing and postage, record retention, state, federal and other regulatory registration filings and related fees, and conducting due diligence of Service Providers; and

(b) Any other expenses approved by the Board.

Out-of-pocket expenses incurred will be included by ACA in the invoice.

Changes to the agreed upon scope and/or engagement timeline could cause ACA to be unable to deliver the Services at the fee set forth above. ACA will notify Client in advance of any such changes to the fee.

Client agrees to reimburse ACA for all reasonable travel and meal expenses incurred by ACA in connection with the Services and in accordance with ACA’s travel policy. Upon request, ACA shall provide Client with reasonable documentation of any travel or meal expense incurred.

All invoices shall be payable to ACA within thirty (30) days of receipt. If any invoice remains unpaid for more than ninety (90) days from the date of Client’s receipt of such invoice, ACA shall have the right, in addition to any other rights and remedies under this Agreement, to suspend performing some or all of the Services until such invoice has been paid.

Invoices will be sent to the following Client accounts payable contact:

●	Client accounts payable contact name:
●	Email address for invoices:
●	Mailing address for invoices: 1110 North Main Street, Goshen, IN 46528

C.	Term.

The term of this EL commences on the Effective Date and will continue as set forth in Section B of this EL, subject to termination in accordance with the Terms.

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ACA welcomes the opportunity to work with Praxis Funds. Please indicate your acceptance of the terms of this Agreement by signing below and returning an executed copy to us.

Sincerely,

Adviser Compliance Associates, LLC

By:
Name:
Title:

Acknowledged and accepted by:

Praxis Funds

By:	/s/ Kathy Glick Miller
Name: Kathy Glick Miller
Title: Vice President
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SCHEDULE A

Praxis Impact US Large Cap Value ETF

Praxis Impact US Large Cap Growth ETF

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ACA shall perform and coordinate management and administration services either directly or through working with the Trust’s service providers. ACA shall also prepare, review and provide comment during the preparation of Trust documents. While ACA will use its best efforts to provide guidance and advice under this Agreement, for matters where the Trust is responsible for certain actions, it is expressly. agreed and acknowledged that ACA cannot ensure that the Trust complies with applicable federal securities laws.

ACA shall also oversee the performance by other service providers to the Trust in connection with the operations of the Trust, and, on behalf of the Trust, shall conduct relations with service providers, including but not limited to, custodians, depositories, transfer agents, fund accountants, accountants, auditors, legal counsel, underwriters, brokers-dealers, corporate fiduciaries, insurers, banks and persons in any other capacity deemed to be necessary or desirable for the Trust’s operations, but shall have no responsibility for supervising the performance by any investment adviser or sub-adviser of its responsibilities.

ACA shall provide the Board of Trustees of the Trust (hereafter referred to as the “Board”) with such reports as it may reasonably request.

Without limiting the generality of the foregoing, ACA shall:

●	Continue to perform Compliance and Financial Controls Services as set forth in the Original Trust Services Agreements and set forth in exhibits B-1, B-2 and B- 3.
●	Coordinate and monitor activities of the third-party service providers to the Funds.
●	Serve as officers of the Trust, including but not limited to Secretary, Chief Compliance Officer, Anti-Money Laundering Officer, Treasurer and others as are deemed necessary and appropriate.
●	Perform compliance services for the Trust, including maintaining the fund compliance program as required under the 1940 Act.
●	Manage the process of filing amendments and supplements to the Trust’s registration statement, reports to shareholders and other Trust filings with the SEC.
●	Coordinate and file proxy material, review tabulations and conduct shareholder meetings as required.
●	Coordinate the Board meeting preparation process including preparation, compilation and distribution of material and attendance at meetings and drafting of minutes.
●	Provide support for new funds, mergers, conversions, and reorganizations.
●	Assist the Trust with monitoring compliance with federal regulations and examinations.
●	Review financial filings and file with the Securities and Exchange Commission.
●	Maintain books and records in accordance with applicable laws and regulations contemplated through the offering of services under this Agreement or as otherwise mutually agreed upon and from time-to-time review books and records of the Trust maintained by third party service providers.
●	Prepare and file registrations and exemptions to affect the sale of Fund shares in various states and jurisdictions.
●	Coordinate the fidelity bond filing under Rule 17g-1 with the Securities and Exchange Commission.
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●	Review and submission to the officers of the Trust for their approval of invoices or other requests for payment of Trust expenses.

ACA shall perform such other services for the Trust that are mutually agreed upon by the parties from time to time for which the Trust will pay such fees as may be mutually agreed upon, including ACA’s out-of-pocket expenses.

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SCHEDULE B-1

FUND COMPLIANCE SERVICES

ACA will provide the following services in relation to the fund compliance program designed under Rule 38a-l (“Fund Compliance Program”) during the term of this Agreement:

1.	make an individual, acceptable to the Board, available to serve as the Trust’s Chief Compliance Officer as provided in Rule 38a-l(a)(4) of the 1940 Act to administer the Fund Compliance Program. The individual serving as Chief Compliance Officer must be available, at the discretion of the Board and in any event no less frequently than quarterly, to meet separately with the independent members of the Board;

2.	through the Chief Compliance Officer, review, maintain and update as required from time to time, (including to reflect any amendments to Rule 38a-l) written policies and procedures comprising the Fund Compliance Program;

3.	through the Chief Compliance Officer, conduct, as needed in response to significant compliance events, changes in business arrangements and regulatory developments and, in no event less than annually, a review of the Fund Compliance Program which will include a review of the adequacy of the policies and procedures and the effectiveness of their implementation;

4.	through the Chief Compliance Officer, provide, no less frequently than annually, a written report to the Board that, at a minimum, addresses:

(a)	the Chief Compliance Officer’s assessment of the operation of the policies and procedures of the Trust and service providers, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review conducted;

(b)	each Material Compliance Matter (as defined under Rule 38a-l) that occurred since the date of the last report; and

(c)	the Chief Compliance Officer’s assessment of the adequacy of the policies and procedures and the effectiveness of their implementation; and

5.	through the Chief Compliance Officer, provide the Board with any additional information specifically requested or otherwise reasonably necessary for the Board to review and evaluate the Fund Compliance Program.
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SCHEDULE B-2

FUND ANTI-MONEY LAUNDERING COMPLIANCE SERVICES

ACA will provide the following services in relation to the Fund Anti money Laundering Compliance Program during the term of this Agreement:

1.	make an individual, acceptable to the Board, available to serve as the Trust’s Anti-money Laundering Compliance Officer as outlined in the Federal Securities Laws to administer the Fund Anti-money Laundering Compliance Program. The individual serving as Anti-money Laundering Compliance Officer must be available, at the discretion of the Board;

2.	through the Anti-money Laundering Compliance Officer, review, maintain and update as required from time to time, written policies and procedures comprising the fund anti-money laundering compliance program (“Fund Anti-money Laundering Compliance Program”);

3.	through the Anti-money Laundering Compliance Officer, conduct, as needed in response to significant compliance events, changes in business arrangements and regulatory developments and, in no event less than annually, a review of the Fund Anti-money Laundering Compliance Program which will include a review of the adequacy of the policies and procedures and the effectiveness of their implementation;

4.	through the Anti-Money Laundering Compliance Officer, provide, no less frequently than annually, a written report to the Board that, at a minimum, addresses:

(a)	the Anti-money Laundering Compliance Officer’s assessment of the operation of the policies and procedures of the Trust and each Service Provider, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review conducted;

(b)	the Anti-money Laundering Compliance Officer’s assessment of the adequacy of the policies and procedures and the effectiveness of their implementation; and

5.	through the Anti-money Laundering Compliance Officer, provide the Board with any additional information specifically requested or otherwise reasonably necessary for the Board to review and evaluate the Fund Anti money Laundering Compliance Program.

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SCHEDULE B-3

FINANCIAL CONTROLS SERVICES

ACA will provide the following services in relation to the Financial Controls Program during the term of this Agreement:

1.	submit a draft Report to the designated officers of the Trust (“Fund Review Officers”) at least ten (10) days prior to the date the relevant Report is to be filed. In connection with their review and evaluations, the Fund Review Officers shall establish a schedule to ensure that all required disclosures in Form N-CSR and in the financial statements for the fund are identified and prepared in a timeframe sufficient to allow review by the Fund Review Officers.

2.	Coordinate a meeting of the Fund Review Officers within 10 days before the filing date of each Report to review the accuracy and completeness of the relevant Report and record the considerations and conclusions in a written memorandum sufficient to support conclusions as required by Form N-CSR. In conducting its review and evaluations, the Fund Review Officers shall:

A.	establish a schedule to ensure that all required disclosures in Form N-CSR, including the financial statements, for the fund are identified and prepared in a timeframe sufficient to allow review;

B.	review SOC-I Reports (or the equivalent) pertaining to Service Providers, if applicable or in the absence of any such reports, consider the adequacy of a sub certification of the Service Provider. In cases where the SOC- I report is dated more than 90 days prior to the issuance of a Report, the Review Officers shall request a written representation from the Service Provider regarding the continued application and effectiveness of internal controls described in the report, or descriptions of any changes in internal control structure, as of the date of the bring-down certification;

C.	consider whether there are any significant deficiencies in the design or operation of the Trust governance that could adversely affect a fund’s ability to record, process, summarize, and report financial data, and in the event that any such deficiencies are identified, disclose them to the Trust’s certifying officers, the Trust’s audit committee and its auditors;

D.	consider whether, to the knowledge of each member of the Fund Review Officers, there has been or may have been any fraud, whether or not material, and in the event that any such occurrence is identified, ensure that this has been disclosed to the certifying officers and Chief Legal Officer, so that such officers may inform the fund’s audit committee and its auditors; and
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E.	determine whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses, and if there were any, take all steps necessary so that such changes and corrective actions are reflected in the Report.

3.	through the Chief Financial Officer, provide the principal financial officer of the Trust for purposes of Sarbanes Oxley certifications.

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Standard Terms of Business

Standard Terms of Business

These Standard Terms of Business (these “Terms”) are attached to and govern the engagement letter dated April 8, 2025, by and between Adviser Compliance Associates, LLC (doing business as ACA Group) (“ACA”) and Praxis Funds (“Client”), and shall be incorporated by reference into any additional ELs between the parties or their Affiliates.

1.	Definitions.

Definitions of certain capitalized terms used in these Terms are set out below. Definitions of other capitalized terms are specified throughout these Terms.

“Affiliate” means, with respect to either party to this Agreement, any entity that is under the control of, controls, or is under common control with such party. An entity controls another if it has the power to direct the management or policies of an entity, whether through the ownership of voting securities or general partner or managing member interests, by contract or otherwise. For purposes of this Agreement, ACA’s ultimate controlling parent is GC Mountaintop Holdings, LLC.

“Agreement” means these Terms and the EL to which these Terms are attached, together with any attached addenda, exhibits, and additional ELs.

“Documentation” means any user and reference manuals, technical specifications, and any other documentation that is generally provided by ACA to subscribers of the System.

“EL” means any engagement letter for the provision of Services, or pursuant to which Client subscribes to and ACA provides access to a System, that is executed by ACA and Client and/or one of more of Client’s Affiliates from time to time pursuant to these Terms.

“Services” means the professional services to be provided by ACA to Client as described in the applicable EL.

“System” means the software-as-a-service platform(s) and modules to which ACA provides Client with access, including access for the provision of the Services, as specified in any EL, including any revisions, updates, improvements, modifications, enhancements, corrections or new releases of such platform(s) and modules routinely made by ACA free of charge for its clients. Client’s access to and use of the System shall be governed by the applicable terms and conditions in the ACA RegTech Addendum to Standard Terms of Business, available at https://web.acaglobal.com/hubfs/Legal-Terms/RegTech-Addendum-to-Standard-Terms-of-Business-6November2024.pdf, in addition to the terms herein.

2.	Client Responsibilities.

2.1	ACA’s performance of the Services may be dependent on Client’s timely and effective responses to ACA’s inquiries or document requests and/or the quality, completeness, or accuracy of data or records provided to ACA. The failure of Client to respond to such inquiries or document requests in a timely manner and/or to provide complete, accurate, or usable data or records could adversely affect ACA’s ability to perform all or some of the Services.

2.2	Client agrees to provide ACA with access only to the information, technology assets, and systems necessary for ACA to perform the Services or provide access to the System. Client is responsible for verifying the accuracy and completeness of the documentation and/or information provided to ACA pursuant to the Agreement and the lawfulness of such provision. Client agrees that ACA shall not have, and ACA hereby disclaims, responsibility for any damages, losses, costs, fees or expenses, whether arising from tort, contract, or any other theory of law, resulting from any inaccuracy or incompleteness in the documentation or information provided to ACA by Client or its representatives, or if the provision of such information to ACA is determined to be unlawful.
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2.3	In performing the Services, ACA may place relatively greater focus on specific topical areas and/or procedures based on Client’s unique business operations or risks, current regulatory focus areas, and/or Client’s subsequent instruction or request. The Services are designed to provide reasonable assurance to Client with respect to the areas covered by the Services and are not designed to be a comprehensive review of Client’s business activities. ACA does not guarantee that the Services or results thereof will be favorably received by any regulatory agency or governing body. The Services may include ACA’s advice and recommendations, however, Client shall remain responsible for all decisions made with respect to such advice and recommendations.

2.4	ACA does not offer legal or accounting services, nor does it provide substitute services for those provided by legal counsel or certified public accountants. If ACA provides forms or other documents to Client, the provision of such documents should not be deemed to constitute any form of legal advice. Although the Services may include review of accounting and financial records, the Services are not, and Client shall not represent them as, an audit of Client in accordance with generally accepted auditing standards nor a review of the internal controls of Client in accordance with any accounting standards.

3.	Taxes.

Client is responsible for paying all applicable taxes, levies, duties, or similar governmental assessments of any nature, including but not limited to value-added, sales, use, or withholding taxes assessable by any local, state, federal, or foreign jurisdiction associated with the Services and/or System (collectively, “Taxes”). Unless otherwise provided in this Agreement, fees are exclusive of any Taxes, and if ACA has the legal obligation to pay or collect Taxes for which Client is responsible under this Agreement, ACA will invoice Client for such amount and Client shall promptly pay ACA such invoiced amount.

4.	Proprietary Rights.

ACA or one of its Affiliates, owns and retains all rights, title, and interest in and to the System and Documentation, including all intellectual property rights therein. No rights are granted to Client hereunder other than as expressly set forth in this Agreement, and ACA expressly reserves all rights not granted under this Agreement. In addition, ACA owns and retains all rights, title, and interest in and to all computer code, computer programs, programming, processes, procedures, techniques, forms, templates, questionnaires, methods, ideas, concepts, or know-how that ACA makes or conceives independently of or in connection with its performance of the Services (collectively, “ACA Proprietary Information”). ACA Proprietary Information is not “work for hire” within the meaning of U.S. Copyright Act 17 U.S.C. Section 101. The Deliverables, to the extent they do not contain ACA Proprietary Information, are “work for hire” within the meaning of U.S. Copyright Act 17 U.S.C. Section 101 and, upon Client’s reasonable request, ACA shall promptly sign, execute, and acknowledge any and all documents and perform any and all acts as may be necessary, useful, or convenient for the purpose of securing to Client its rights in and to the Deliverable. For the avoidance of doubt, ACA has the right, without further compensation or benefit to Client, to exploit and commercialize some or all ACA Proprietary Information as ACA may in its sole discretion determine or desire. For clarity, any final deliverables produced by ACA and delivered to Client in performing the Services (“Deliverables”) are the property of Client. ACA hereby assigns and grants to Client all rights, title and interest to such Deliverables. All Deliverables provided by ACA to Client in connection with the Services are produced for Client’s sole use and benefit. In connection with the Deliverables, and solely to the extent that any Deliverables incorporate or depend on ACA Proprietary Information, ACA hereby grants Client a non-exclusive, non-transferable license to the ACA Proprietary Information contained in the Deliverables solely in connection with Client’s internal business purposes. Client shall not copy or record any ACA Proprietary Information or any verbal or visual demonstrations, interviews, or training sessions without ACA’s prior written consent.

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5.	Confidentiality and Information Security.

5.1	Each party (the “Receiving Party”) may obtain or learn from the other party (the “Disclosing Party”) in connection with the performance of this Agreement information that is confidential or proprietary to the Disclosing Party (“Confidential Information”). Confidential Information shall not include information or data that (i) is in the public domain through no fault of or action by the Receiving Party; (ii) was available to the Receiving Party without any known obligation of confidentiality prior to its disclosure hereunder to the Receiving Party; (iii) has been compiled and modified by ACA (a) so that it is aggregated and non-identifiable, and/or (b) so that it does not include (x) any personally identifiable information of any individual, and/or (y) the identity of Client or any other entity; or (iv) was independently developed by the Receiving Party without any access to or use of the Disclosing Party’s Confidential Information. The Receiving Party shall not use Confidential Information or disclose such Confidential Information to any third party except as set forth herein, or in connection with ACA’s Services to improve ACA’s services and System. Without limiting the foregoing, the Receiving Party shall use at least the same degree of care to keep the Disclosing Party’s Confidential Information confidential that it uses with respect to its own confidential information, but in no event less than a reasonable standard of care. The Receiving Party shall notify the Disclosing Party of any misuse of the Disclosing Party’s Confidential Information without undue delay after becoming aware of such misuse. The Receiving Party shall limit disclosure of Confidential Information to such party’s Affiliates, and its Affiliates’ directors, officers, employees, contractors, subcontractors, professional advisors, and regulators (collectively, “Representatives”), in each case who have a need to know such Confidential Information, and shall only disclose Confidential Information to such Representatives pursuant to confidentiality agreements or, in the case of the party’s attorneys, auditors, and regulators, their professional or legal obligations of confidentiality, provided that such obligations are at least as protective of Confidential Information as the terms of this Agreement.

5.2	Disclosure of Confidential Information shall not be precluded if disclosure is (i) required by law, regulation, or legal process, or if required by any regulatory agency with jurisdiction over the Receiving Party, or (ii) requested by the Disclosing Party. In the event the Receiving Party is required to make such permitted disclosure, the Receiving Party shall, unless prohibited by law, promptly provide written notice thereof to the Disclosing Party so as to permit the Disclosing Party the opportunity to protect its privileges and interests at its own cost and expense. The Receiving Party shall reasonably cooperate with the Disclosing Party in any proceeding relating to the disclosure sought. The Receiving Party shall be reimbursed by the Disclosing Party for any reasonable out-of-pocket expenses incurred by the Receiving Party in performing its obligations under this paragraph.
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5.3	Upon the Disclosing Party’s written request, the Receiving Party will destroy all of the Disclosing Party’s Confidential Information then in the Receiving Party’s possession, together with all copies or reproductions thereof, as well as any notes, workpapers, memoranda or other documents containing such Confidential Information. Notwithstanding the foregoing, the Receiving Party shall not be required to return or destroy any Confidential Information it is required to retain by applicable law or rule, a bonified document retention policy, or electronic backup copies of such Confidential Information, provided that the Receiving Party shall continue to treat such Confidential Information as confidential pursuant to the terms hereof.

5.4	Each party shall comply with all privacy and data protection laws and regulations that are or may in the future be applicable to it.

5.5	All data processed or stored by ACA may be stored in the United States. For transfers of personal information from the European Economic Area (EEA) to the United States (U.S.) or United Kingdom (UK), and for transfers from the UK to the U.S., ACA relies on the Standard Contractual Clauses (SCCs), as adopted by the European Commission on 4 June 2021, and as it may be amended or updated from time to time. The SCCs are included as part of all ELs where GDPR, or the UK GDPR, is applicable. If GDPR or UK GDPR does not apply to your EL, then the SCCs will not apply.

5.6	ACA represents that it has implemented and will maintain administrative, technical, and physical safeguards reasonably designed to protect Confidential Information (including any nonpublic personal information relating to an identifiable natural person contained therein) against accidental, unauthorized, or unlawful disclosure consistent with applicable laws. ACA further represents that it has implemented and will maintain a written information security plan consistent with applicable privacy and data security laws that specifies measures to mitigate reasonably foreseeable internal and external risks to Confidential Information.

6.	Risk Allocation; Insurance.

6.1	The respective liability of each of (i) ACA and its Affiliates and its and their Representatives (collectively, the “ACA Parties”) to Client, and (ii) Client to the ACA Parties, for any and all claims relating to this Agreement or the Services or System, regardless of the form of the action or the basis of the claim, shall not, in the aggregate, exceed the total fees paid and/or payable by Client to ACA under this Agreement in the twelve (12) months prior to such claim, except to the extent that the claim resulted from such Party’s (a) gross negligence, willful misconduct, or fraudulent behavior, or (b) infringement of a third party’s patent, copyright, or trademark.

6.2	Client agrees to indemnify the ACA Parties from and against any damage, loss, costs, liability, or expense based upon any third-party claim brought against the ACA Parties arising out of (i) Client’s infringement of such third party’s rights, (ii) Client’s use of the Services or the System in an unlawful manner or in violation of this Agreement, the Documentation, or any given EL, or (iii) any Client Confidential Information and/or Client Data (as such term is defined in the RegTech Addendum to Standard Terms of Business) or Client’s use of the Client Confidential Information and/or Client Data with the Services or the System, or (iv) the combination of non-ACA Services or systems provided by Client and used with the Services or the System, except to the extent that the claim resulted from the willful misconduct or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.
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6.3	ACA agrees to indemnify Client from and against any damage, loss, costs, liability, or expense based upon any third-party claim brought against Client arising out of or related to the infringement of such third party’s patent, copyright, or trademark resulting from Client’s use of the System and/or Services in accordance with the Agreement, except to the extent that the claim resulted from the willful misconduct or fraudulent behavior of Client.

6.4	In connection with the indemnification obligations hereunder, the party seeking indemnification (the “Indemnified Party”) party shall (i) promptly notify the other party (the “Indemnifying Party”) of such claim, provided that failure to give such notice shall not relieve such Indemnifying Party of its obligations hereunder except to the extent it shall have been prejudiced by such failure and (ii) have the right but not the obligation to conduct and control, through counsel of its or their choosing and at the expense of the Indemnifying Party, the defense, compromise, or settlement of any third-party claim as to which indemnification may be sought under this Section, and in any such case the Indemnifying Party shall cooperate in connection therewith, provided that the Indemnified Party shall not, without the written consent of the Indemnifying Party (which written consent shall not be unreasonably withheld), pay, compromise or settle any such claim.

6.5	Notwithstanding any term to the contrary contained in this Agreement, the parties agree that the allocations of liability and indemnification obligations set forth above represent the agreed upon and bargained-for understanding of the parties.

6.6	ACA agrees to maintain commercially reasonable insurance policies for its obligations under this Agreement, including without limitation general liability, workers compensation, errors and omission, third-party crime, and cybersecurity coverage in commercially reasonable amounts. ACA agrees to provide Client with certificates of insurance evidencing such coverages upon Client’s request.

6.7	under no circumstances will either party or its Representatives be liable for consequential, incidental, indirect, punitive loss, or lost profit or similar damages and related costs and expenses relating to this Agreement, regardless of the form of the action or the basis of the claim, even if apprised of the possibilities of such damages, and whether or not such damages could have been foreseen or prevented.

7.	ACA Personnel.

7.1	All Services shall be performed by employees of ACA or one of its Affiliates, and/or contractors or subcontractors engaged by ACA (collectively, “ACA Personnel”). ACA represents that industry-standard pre-hire background checks are conducted on all ACA Personnel in accordance with applicable law and that the results of such background checks are satisfactory to ACA. ACA is responsible for all acts and omissions of the ACA Personnel assigned to perform the Services.

7.2	ACA shall be responsible for assigning and/or re-assigning ACA Personnel, as appropriate, to perform the Services. ACA shall use reasonable efforts to accommodate specific assignment and/or re-assignment requests from Client. Client acknowledges that its requested re-assignment of any ACA Personnel may affect the ability of ACA to timely complete the Services.
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7.3	Client acknowledges that ACA has made a significant investment in the hiring and training of its personnel. During the term of this Agreement, and for a period of one (1) year from the termination date of this Agreement, Client agrees not to directly or indirectly solicit or hire any ACA Personnel whom it first had contact with as a result of the Services; provided, however, that this non-solicit provision shall not apply to (i) the use of general solicitations not targeted at ACA Personnel or the employment of any person who responds to such solicitations; or (ii) the use of search firms and recruiters, or hiring of any persons solicited by such search firms or recruiters, so long as such search firms and recruiters are not advised by Client to solicit ACA Personnel.

8.	Termination.

8.1	This Agreement or any EL may be terminated (i) after any initial term set forth in an applicable EL, upon thirty (30) days’ written notice by either party to the other party, (ii) immediately by either party upon written notice to the other party if the other party materially breaches this Agreement, and such breach is (a) incapable of cure, or (b) not cured within thirty (30) days of receiving written notice of such breach from the non-breaching party, or (iii) immediately upon written notice by either party if the other party makes a general assignment for the benefit of creditors; a trustee, custodian or receiver is appointed by any court with respect to the other party or any substantial part of such party’s assets; an action is taken by or against the other party under any applicable bankruptcy or insolvency laws or laws relating to the relief of debtors, and such action is not dismissed within sixty (60) days of commencement of the action, or the other party is the subject of a winding-up petition which is not dismissed within ten (10) days of the filing thereof, or a resolution is passed for its winding-up.

8.2	Upon termination, Client shall pay to ACA all amounts due, including expenses incurred, through the effective date of termination. Unless otherwise provided in any EL, a termination of this Agreement shall automatically terminate all ELs then in effect.

8.3	Any provision of this Agreement that contemplates performance or observance subsequent to termination of this Agreement will survive termination of this Agreement and continue in full force and effect thereafter.

9.	General.

9.1	ACA and Client and/or one or more of their respective Affiliates from time to time may execute additional ELs, pursuant to which ACA or one or more of its Affiliates will (i) perform Services and/or (ii) provide access to one or more Systems, as specified in such additional EL. To the extent one of Client’s Affiliates enters into a given EL, such Affiliate shall be deemed to be the “Client” with respect to these Terms as applied to such EL.

9.2	Draft Deliverables and oral guidance may represent work in progress and reflect views in respect of which ACA has not received full and accurate information. Accordingly, draft Deliverables and oral guidance will not constitute ACA’s definitive opinions and conclusions and ACA will not be liable to Client or any third party, whether in contract, tort or otherwise, for the content or use of any draft Deliverables or oral guidance.
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Standard Terms of Business

9.3	This Agreement may not be assigned by either party without the prior written consent of the other party, provided that either party may assign this Agreement to (i) an Affiliate, or (ii) the successor in any merger or the entity that acquires all or substantially all of the stock or assets of the assigning party. Each party agrees to provide notice to the other party of any such assignment. Any purported assignment in violation of this provision will be void.

9.4	Notice to ACA must be delivered to contractnotice@acaglobal.com or, for notice of termination under Section 8.1, to terminations@acaglobal.com.

9.5	This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein and supersedes all previous or contemporaneous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, between the parties pertaining to such subject matter. This Agreement is made solely for the benefit of the parties hereto and their permitted successors and assigns, and no other person shall have any right, benefit or interest under or because of this Agreement. This Agreement shall be construed as if drafted jointly by both ACA and Client and no presumptions shall arise favoring any party by virtue of authorship of any provision of this Agreement.

9.6	This Agreement and all related documents including all exhibits attached hereto, and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with the laws of the State of New York, United States of America (including its statutes of limitations and N.Y. Gen. Oblig. Law § 5-1401), without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York.

9.7	No failure or delay on the part of any party in exercising any right or remedy provided in this Agreement will operate as a waiver thereof, nor will any single or partial exercise of or failure to exercise any such right or remedy preclude any other or further exercise thereof or the exercise of any other available right or remedy. If any term, provision or part of this Agreement is held invalid, void or unenforceable, the remainder of this Agreement will continue in full force and effect.

9.8	Each party is responsible for compliance with applicable export laws. Neither party shall export, directly or indirectly, any technical data acquired from the other party pursuant to this Agreement or any product utilizing any such data to any country for which the U.S. Government or any agency thereof at the time of export requires an export license or other governmental approval, without first obtaining such license or approval and the prior written consent of the providing party.

9.9	ACA shall not be liable for any disruption, failure, or delay in the performance of the Services or access to or use of the System arising from the acts of God or public enemy, war (declared or undeclared), labor disruptions, government action (foreign or domestic), floods, fires, unusually severe weather, earthquakes, epidemics, and any other events or circumstances beyond the reasonable control of ACA, whether similar or dissimilar to any of the foregoing, provided that such disruption, failure, or delay was not directly caused by the fault or negligence of ACA.

9.10	In connection with this Agreement, each party shall act as principal and not as an agent of any person or entity. Nothing herein shall be deemed or construed to create a joint venture, partnership, or employment, agency, or fiduciary relationship between the parties.
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Outsourced Named Officer Addendum

Addendum to Standard Terms of Business

for Outsourced Named Officer Services

1.	It is mutually agreed and acknowledged by the parties that each Fund Officer contemplated in this Agreement will each be an executive officer of the Trust (“Officer”) either through incorporation documents or specifically through board resolutions. The provisions of Section A (2) are subject to the internal governance policies of ACA concerning the activities of its employees and their service as officers of unaffiliated funds (the “ACA Governance Policies”). The Trust’s governing documents (including its Declaration of Trust and By-Laws) and/or resolutions of its Board shall contain mandatory indemnification provisions that are applicable to each Executive Officer, that are designed and intended to have the effect of fully indemnifying him or her and holding him or her harmless with respect to any claims, liabilities and costs reasonably incurred by him or her in connection with defense or disposition of any actions arising out of or relating to his or her service in good faith in a manner reasonably believed to be in the best interests of the Trust, except to the extent he or she would otherwise be liable to the Trust by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

2.	The Officer shall be covered by Trust’s Directors & Officers Liability Insurance Policy (the “Policy”), and Trust shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after the Officer ceases to serve as an officer of Trust on substantially the same terms as such coverage is provided for all other Trust officers after such persons are no longer officers of the Trust; and (c) continued in the event the Trust merges or terminates, on substantially the same terms as such coverage is provided for all other Trust officers (and for a period of no less than six years). Upon ACA’s request Trust shall provide ACA with proof of current coverage, including a copy of the Policy, and shall notify ACA immediately should the Policy be cancelled or terminated. Trust has and shall maintain policies of insurance with limits and coverage reasonable and customary for its business.

3.	Trust shall provide the Officer with all necessary documents, records, and information necessary and/or appropriate to enable the Officer to perform the named officer Services. Trust shall remain responsible for ensuring that it has required compliance policies and procedures and all books and records required to be maintained by Trust pursuant to applicable laws, rules, and regulations are in place and maintained in accordance with such laws, rules and regulations. Trust agrees that ACA and the Officer may, with respect to reasonable questions of law relating to its Services hereunder, apply to and obtain the advice of Trust’s counsel, and the costs of such advice shall be borne by Trust. ACA shall not be liable for its or the Officer’s action taken or failure to act in good faith or reasonable reliance upon the advice of the Trust, or counsel to the Trust; or any written instruction received by ACA and reasonably believed in good faith by ACA to be transmitted by the Trust.

4.	Trust agrees to indemnify and hold harmless the Officer from and against any damage, loss, costs, liability, or expense based upon a claim brought against the Officer or ACA arising out of or based upon (i) any action or inaction of the Officer taken in the performance of its duties and obligations under this Agreement so long as such action or inaction of the Officer was taken in accordance with this Agreement, (ii) the breach of any obligation, representation or warranty under this Agreement by the Trust, or (iii) The Officer or ACA’s use of any Trust Data in accordance with the terms and conditions of this Agreement, except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.
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Outsourced Named Officer Addendum

5.	The Officers and the Trust shall promptly notify ACA of any issue, matter or event that would be reasonably likely to result in any claim by the Trust, one or more Trust shareholder(s) or any third party which involves an allegation that the Executive Officers failed to exercise his or her obligations to the Trust in a manner consistent with applicable laws.

6.	It is expressly agreed and acknowledged that ACA (a) cannot ensure that the Trust complies with applicable federal securities laws , and (b) that the provisions of Section 8 shall cover not only ACA but also individually an employee or agent of ACA serving as an Officer and to the extent not inconsistent with anything contrary herein, as long as the Officer acts in good faith and in a manner reasonably believed to be in the best interests of the Trust, except to the extent such indemnification would be illegal, impermissible or improper under the Federal Securities Laws, as interpreted by the SEC or Sarbanes Oxley.

7.	During the term of this Agreement, and for a period of two (2) years from termination date of this Agreement, each party agrees not to directly or indirectly solicit or hire any employee or agent of the other party. If a party breaches this Section, such party shall promptly pay to the other party, an amount equal to fifty percent (50%) of the annual compensation due to such employee or agent during the most recent 12-month period of employment.

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Services Addendum

Services Addendum to Standard Terms of Business

To the extent Client has engaged ACA for broker dealer advisory Services, Client acknowledges that ACA is not a registered principal of Client and that when performing the Services, ACA shall not be acting in a supervisory capacity on Client’s behalf. Client will remain solely responsible for complying with any supervisory reviews required by any regulator.

To the extent Client has engaged ACA’s Aponix® division to provide the Services, Client understands that the Services may include practices not otherwise allowed by law without prior consent (e.g., network vulnerability or penetration testing), and Client hereby consents to the performance of such Services. Client remains responsible for monitoring its technology assets and systems for suspicious activity during ACA’s performance of such Services.

To the extent Client has engaged ACA to provide vendor due diligence Services, Client agrees that information provided by Client’s vendors in response to ACA’s vendor due diligence questionnaire, as between ACA and Client, shall be deemed Confidential Information of ACA and subject to the confidentiality provisions of this Agreement.

To the extent Client has engaged ACA to provide portfolio company due diligence Services, Client is responsible for any decision whether to make or continue to make an investment in, or engage in any transaction with, any company based on information provided by ACA, and ACA will not make any assessment as to the merits of any such investment or transaction. Client expressly agrees to waive any claims it may have against ACA from and against any damage, loss, costs, liability or expense (including reasonable attorneys’ fees) based upon any decision by Client with respect to such an investment or transaction.

To the extent Client has engaged ACA to provide GIPS® verification or GIPS advisory Services, ACA will perform the Services consistent with its obligations as an independent verifier, as set forth in applicable guidance statements issued by the CFA Institute. ACA will not issue any deliverables in connection with this engagement if ACA reasonably believes that Client has not complied with the GIPS standards or other applicable guidance issued by the CFA Institute.

To the extent Client has engaged ACA to provide performance certification Services, ACA will not issue the Report if ACA reasonably believes that the records and data provided by Client to ACA do not support Client’s performance calculations.

To the extent Client has engaged ACA to provide social media review Services, Client agrees that because ACA will not perform a detailed inspection of all social media accounts maintained by such individuals or all websites on which such individuals may have published content, there is a risk that material issues or deficiencies, fraudulent activity, misappropriation of assets, or violations of law, which may be evidenced in such publications, will not be detected by ACA during the course of this review. Nonetheless, ACA will use best efforts to detect such issues during the course of its review.

To the extent Client has engaged ACA for the “Best Execution Solution,” Client understands and agrees to the following, as it relates to the best execution solution. To assist Client with its best execution review obligations, ACA has contracted with Global Trading Analytics, LLC (“GTA”). Client agrees that any Client data sent to GTA must be complete and accurate. Changes to a Client data file related to the Best Execution Solution should be communicated to GTA prior to delivery of the next Client data file to GTA. Complete and accurate information regarding Client’s internal trading structure must be communicated to GTA prior to set-up of the Best Execution Solution. In addition, any special Client reporting requirements must be communicated to GTA prior to set-up of the Best Execution Solution. Client reporting changes can only be reflected in the following period’s Client reporting. Excessive Client data problems and/or significant Client reporting changes requiring substantial GTA systems and personnel time may require Client to pay additional fees which will only be assessed following prior approval.

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Services Addendum

To the extent Client has engaged ACA to provide secondment Services Client acknowledges and agrees that any ACA personnel assigned to provide the Services (each, an “ACA Personnel”) will not be deemed an employee, temporary or otherwise, of Client for any reason ACA Personnel will not be subject to any of Client’s employee policies and procedures, unless otherwise agreed between the parties. Client agrees that it will not request the ACA Personnel to make determinations on Client’s behalf on the resolution or handling of any compliance matter or compliance finding or communicate to any regulator on Client’s behalf. During the term of this Agreement, and for a period of two (2) years from the termination date of this Agreement, Client agrees not to directly or indirectly solicit or hire any ACA Personnel assigned to provide the secondment Services. If a Party breaches this provision, such Party shall promptly pay to the other Party an amount equal to fifty percent (50%) of the total annual compensation due to such ACA Personnel during the most recent 12-month period of employment.

To the extent Client has engaged ACA to provide COE / PST support, and except where ACA is engaged as Client’s CCO, Client understands and agrees that ACA shall not approve, pre-clear, or otherwise authorize any Client personnel trading activity or provide any other approvals customarily provided by Client to its personnel and that Client is responsible for reviewing and approving any information manually entered by ACA into the System. ACA will use commercially reasonable efforts to timely enter such information in order to meet Client’s regulatory deadlines; however, it is Client’s obligation to provide or cause to be provided any confirmations or account statements to ACA with sufficient time to ensure that such information may be timely entered in the System. ACA shall only be responsible for entering confirmations or account statements that have been transmitted to ACA pursuant to ACA’s instruction. ACA shall have no obligation to maintain any paper confirmations or account statements, and may, in its sole discretion, destroy such paper confirmations or account statements at any time.

To the extent Client has engaged ACA to provide eComms review Services Client agrees that it will not provide for ACA’s review any communications sent solely through Client’s employees’ personal email accounts (e.g., Hotmail, Yahoo, Gmail), personal cell phone or PDA text messages, or personal postings on social networking sites, Internet blogs, or other websites, that were not additionally sent or received through Client’s computer systems or servers, or maintained on Client computers or devices. ACA is not obligated to review communications written in a language other than the language(s) identified in the Services description. Because ACA will not perform a detailed inspection of all electronic communications provided by Client to ACA, there is a risk that material issues or deficiencies, fraudulent activity, misappropriation of assets, or violations of law, which may be evidenced in such communications, will not be detected by ACA during the course of this review. Nonetheless, ACA will use best efforts to detect such issues during the course of its review. Upon the completion of ACA’s email review, Client will promptly disable any access granted to ACA personnel to Client’s email system for purposes of conducting the review.

To the extent Client has engaged ACA to provide expert network chaperoning Services Client acknowledges that except as set forth in the Service description, Client will provide any notices and obtain any consent required for ACA’s participation in each consultation. ACA will not advise Client as to the applicability of any laws or contractual obligations governing ACA’s participation in such consultations. ACA will not provide qualitative judgments about whether any information discussed during any consultation is material non-public information. Due to the dynamic nature of expert network consultations, any discussions that take place during such consultations may be misheard or misinterpreted by ACA. Accordingly, Client acknowledges and agrees that company names and potential compliance risks or violations raised during such consultations may not be identified by ACA.

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Services Addendum

To the extent Client has engaged ACA to provide ACA Vantage Services which include gathering information from a third party (Client’s portfolio companies), ACA is not responsible for such party’s responsiveness, or the completeness, accuracy or usability of their responses to ACA’s questionnaire(s) but will notify Client of any incomplete and/or ambiguous responses should they choose to work with the third party to improve their response(s).

To the extent Client has engaged ACA to provide Vantage for Cyber Services, Client agrees to provide an initial list of Companies for review within thirty (30) days of the Effective Date, as well as an updated list no later than thirty (30) days prior to the end of each contract year.

To the extent Client has engaged ACA to provide Vantage for Cyber Services, Client agrees that where a Company is a highly complex organization (for example a holding company for multiple brands or subsidiaries or geographic entities), ACA will not assess and manage risk at the whole organization level. Instead, ACA will separately scan and evaluate each of the distinct entities to provide an accurate picture of the risk. In such circumstances ACA will work with Client to identify practical divisions of the Company for assessment and other Services under the applicable EL. ACA’s determinations of the divisions of a Company are final, but typically a single entity for assessment purposes is limited to one (1) centrally managed technology environment, one (1) business process organization, up to one hundred (100) live hosts for external vulnerability scanning, and one (1) set of similar domain names.

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